SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 29 June, 2012

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F
--------------- ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

Yes No |X|
--------------- ----------------

Exhibit 1.1	Transaction in Own Shares dated 07 June 2012
Exhibit 1.2	Transaction in Own Shares dated 11 June 2012
Exhibit 1.3	Director/PDMR Shareholding dated 12 June 2012
Exhibit 1.4	Transaction in Own Shares dated 14 June 2012
Exhibit 1.5	Transaction in Own Shares dated 18 June 2012
Exhibit 1.6	Transaction in Own Shares dated 25 June 2012
Exhibit 1.7	Director/PDMR Shareholding dated 29 June 2012
Exhibit 1.8	Total Voting Rights dated 29 June 2012

Exhibit 1.1

BP PLC - Transaction in Own Shares
BP PLC - 07 June 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 7 June 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 7 June 2012
Number of ordinary shares transferred: 839
Highest transfer price per share: £3.94
Lowest transfer price per share: £3.68
Following the above transfer, BP p.l.c. holds 1,833,336,945 ordinary shares in treasury, and has 19,021,654,910 ordinary shares in issue (excluding treasury shares).
This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.2

BP PLC - Transaction in Own Shares
BP PLC - 11 June 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 11 June 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer: 11 June 2012
Number of ordinary shares transferred: 20,871
Highest transfer price per share: £4.20
Lowest transfer price per share: £3.68

Following the above transfer, BP p.l.c. holds 1,833,316,074 ordinary shares in treasury, and has 19,021,675,781 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.3

BP PLC - Director/PDMR Shareholding
BP PLC - 12 June 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

BP p.l.c. was advised on 11 June 2012 by Computershare Plan Managers that on 11 June 2012 the following Directors and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.0905 per share through participation in the BP ShareMatch UK Plan:-

Director

Mr I.C. Conn 78 shares
Mr B. Gilvary 78 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy 78 shares
Mr B. Looney 75 shares
Mr D. Sanyal 75 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.4

BP PLC - Transaction in Own Shares
BP PLC - 14 June 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 14 June 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             14 June 2012
Number of ordinary shares transferred:     706,161
Transfer price per share:                              £4.0905
Following the above transfer, BP p.l.c. holds 1,832,609,913 ordinary shares in treasury, and has 19,022,381,942 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.5

BP PLC - Transaction in Own Shares
BP PLC - 18 June 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 18 June 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                             18 June 2012
Number of ordinary shares transferred:     9,442
Highest transfer price per share:                 £4.20
Lowest transfer price per share:                  £3.68

Following the above transfer, BP p.l.c. holds 1,832,600,471 ordinary shares in treasury, and has 19,022,391,384 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.6

BP PLC - Transaction in Own Shares
BP PLC - 25 June 2012

BP p.l.c.
Transaction in own shares

BP p.l.c. announces that on 25 June 2012 it transferred the following number of ordinary shares, which were previously held as treasury shares, to participants in its employee share schemes:

Date of transfer:                                           25 June 2012
Number of ordinary shares transferred:   485
Highest transfer price per share:              £3.94
Lowest transfer price per share:               £3.68

Following the above transfer, BP p.l.c. holds 1,832,599,986 ordinary shares in treasury, and has 19,022,391,869 ordinary shares in issue (excluding treasury shares).

This announcement is made in accordance with the requirements of Listing Rule 12.6.4.

Exhibit 1.7

BP PLC - Director/PDMR Shareholding
BP PLC - 29 June 2012

BP p.l.c.
Notification of transactions of persons discharging managerial responsibility or connected persons

On 28 June 2012 BP p.l.c. was advised by Equiniti that on 27 June 2012 the following individuals acquired the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at a Reference share price of $6.581 per share, through the BP Scrip Dividend Programme.

		Ordinary Shares
Dr M.C Daly	Senior executive (a person discharging managerial responsibility)	74
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	240
Mr D Sanyal	Senior executive (a person discharging managerial responsibility)	349
Mrs C. F. Shorten Conn	Connected person of Mr I. C. Conn, a Director of BP p.l.c.	39825

BP p.l.c. was advised on 29 June 2012 by Fidelity Stock Plan Services LLC, that on 27 June 2012 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at a Reference share price US$39.536 per ADS (ISIN number US0556221044), as a result of participation in the Scrip Dividend Programme. 1 ADS is equivalent to 6 ordinary shares.

	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan	Long Term Performance Plan
Mr M. Bly	304.894	295.284	250.598	148.317
Mr R. Fryar	252.415	295.284	517.436	N/A
Mr A. Hopwood	295.204	361.3	517.436	N/A
Mr H. L. McKay	569.952	295.284	940.732	N/A

BP p.l.c. was notified on 29 June 2012 by SEB Sweden that on 27 June 2012 Mr Carl-Henric Svanberg, a Director of BP p.l.c., acquired 11,581 BP ordinary shares (ISIN number GB0007980591) at a Reference share price of $6.581 per share through the BP Scrip Dividend Programme.

BP p.l.c was notified on 29 June 2012 by Barclays Wealth that on 30 March 2012 Mr Ian Davis, a Director of BP p.l.c., acquired 107 BP ordinary shares

(ISIN number GB0007980591) at a Reference share price of $7.746 per share through the BP Scrip Dividend Programme.

BP p.l.c. was also notified on 29 June 2012 by Computershare Plan Managers, that on 29 June 2012 that the following Director and senior executive (person discharging managerial responsibility) in BP p.l.c. acquired the options to purchase the number of BP ordinary shares (ISIN number GB0007980591) shown opposite their name at £3.16 per share under the Sharesave UK plan.

		Ordinary Shares	Exercisable From
Mr I. C Conn	A Director of BP p.l.c.	797	01/09/2015
Mr B. Looney	Senior executive (a person discharging managerial responsibility)	4,746	01/09/2017

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R

Exhibit 1.8

BP PLC - Total Voting Rights
BP PLC - 29 June 2012

BP p.l.c.
Total voting rights and share capital

As at 29 June 2012, the issued share capital of BP p.l.c. comprised 19,033,524,441 ordinary shares (excluding treasury shares) par value US$0.25 per share, each with one vote; and 12,706,252 preference shares par value £1 per share with two votes for every £5 in nominal capital held.

The number of ordinary shares which have been bought back and are held in treasury by BP p.l.c. is 1,832,599,986. These treasury shares are not taken into consideration in relation to the payment of dividends and voting at shareholder meetings.

The total number of voting rights in BP p.l.c. is 19,038,606,941. This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of Disclosure and Transparency Rule 5.6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 29 June 2012
/s/ J. BERTELSEN
...............................
J. BERTELSEN
Deputy Company Secretary